Exhibit-4.2

Description of Securities

Description of Capital Stock of TC Bancshares, Inc.

General

We are incorporated in the State of Georgia. The rights of our shareholders are generally governed by Georgia law and our articles of incorporation and bylaws (each as may be amended and restated from time to time). The following description summarizes the material provisions of the Registered Securities we offer. This description is not complete and is subject to, and is qualified in its entirety by, reference to our articles of incorporation and our bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. We encourage you to read our articles of incorporation and our bylaws, and any amendments thereto, and the applicable provisions of the Georgia Business Corporation Code, as amended (the “GBCC”), for additional information.

As of December 31, 2021, our authorized capital stock consisted of 20,000,000 shares of common stock, par value $0.01 per share and 10,000,000 shares of preferred stock, par value of $0.01 per share.

Common Stock

Distributions. Subject to the rights of holders of outstanding shares of preferred stock, if any, all shares of our common stock participate equally in dividends payable to holders of our common stock when and as declared by our board of directors in its discretion out of funds legally available for the payment of dividends.

Regulations of the Federal Reserve Board and the Office of the Comptroller of the Currency impose limitations on “capital distributions” by savings institutions. Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that we may pay in the future.

Voting Rights. The holders of our common stock possess exclusive voting rights in TC Bancshares, Inc. Each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. The members of our board of directors are divided into three classes serving staggered three-year terms and are elected by a plurality of the votes cast.

Liquidation. Subject to the rights of holders of outstanding shares of preferred stock, if any, all shares of our common stock participate equally in net assets legally available for distribution to holders of our common stock on liquidation or dissolution.

Rights to Buy Additional Shares. All of our outstanding shares of common stock are fully paid and non-assessable. Holders of our common stock are not entitled to preemptive rights with respect to any shares which may be issued.

Other Rights. Holders of our common stock do not have preference, conversion or exchange rights. Our common stock has no sinking fund or redemption provisions. We may issue additional shares of authorized common stock without shareholder approval, subject to applicable rules of any stock exchange on which our common stock may be listed.

Preferred Stock

Under our articles of incorporation, preferred stock may be issued with such preferences and designations as our board of directors may from time to time determine. The issuance of preferred stock must be approved by a majority

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of our independent directors who do not have an interest in the transaction and who have access, at our expense, to legal counsel.

Anti-Takeover Effects of Provisions of our Articles of Incorporation, Bylaws and Georgia Law

Certain Effects of Authorized but Unissued Stock. Our issuance of additional shares of common stock could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. Our board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

No Cumulative Voting. The GBCC provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our articles of incorporation or bylaws provide otherwise. Our articles of incorporation expressly prohibit cumulative voting.

Exchange Listing and Transfer Agent

Pacific Stock Transfer is the registrar and transfer agent for our common stock. Our common stock is traded on the Nasdaq Capital Market under the symbol “TCBC.”

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